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Inco
Filed by Falconbridge Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Falconbridge Limited
Commission File No. 333-129218

FALCONBRIDGE LIMITED

EMPLOYEE SHARE SAVINGS PLAN

SPECIAL TRANSACTION FORM TO TENDER
FALCONBRIDGE COMMON SHARES TO THE AMENDED OFFER MADE BY INCO

This Special Transaction Form is to be used by members of the Employee Share Savings Plan ("ESSP Members") of Falconbridge Limited ("Falconbridge") who wish to deposit common shares of Falconbridge ("Falconbridge Common Shares") pursuant to the offer made by Inco Limited ("Inco") to holders of Falconbridge Common Shares dated October 24, 2005 (the "Original Offer"), as amended or supplemented by the notices of extension dated December 14, 2005 (the "First Extension"), January 19, 2006 (the "Second Extension"), February 27, 2006 (the "Third Extension") and July 13, 2006 (the "Fourth Extension"), respectively, the notice of variation dated May 29, 2006 (the "First Variation"), the notice of variation and extension dated June 29, 2006 (the "Second Variation"), respectively, and as further amended by the notice of variation and extension dated July 16, 2006 (the "Amended Offer").

Please complete this Special Transaction Form as soon as possible and deliver to Morneau Sobeco, the plan administrator ("Plan Administrator") of the ESSP in the enclosed self-addressed envelope or by fax, no later than 12:00 noon (Toronto time) on July 21, 2006 (the "ESSP Expiry Date"). Please note that Special Transaction Forms received by the Plan Administrator subsequent to the ESSP Expiry Date may not be processed in time to be deposited to the Amended Offer. If the Amended Offer is extended, this date of expiry for ESSP members will be extended to a comparable date shortly before the new expiry date under the extended Amended Offer.

  c/o Morneau Sobeco
  895 Don Mills Road, Suite 700
  One Morneau Sobeco Centre
  Toronto, Ontario M3C 1W3
  Fax No. 1-866-709-9877

PLEASE READ CAREFULLY THE TERMS AND CONDITIONS OF THE AMENDED OFFER WHICH ARE DESCRIBED IN THE ENCLOSED NOTICE OF VARIATION AND EXTENSION DATED JULY 16, 2006 OF INCO (THE "NOTICE OF VARIATION AND EXTENSION") AND ACCOMPANYING NOTICE OF CHANGE OF FALCONBRIDGE DATED JULY 17, 2006 (THE "NOTICE OF CHANGE") WHICH SHOULD BE READ IN CONJUNCTION WITH THE ORIGINAL OFFER AND ACCOMPANYING DIRECTORS' CIRCULAR OF FALCONBRIDGE LIMITED DATED OCTOBER 24, 2005, THE FIRST EXTENSION, SECOND EXTENSION, THIRD EXTENSION AND FOURTH EXTENSION, THE FIRST VARIATION AND ACCOMPANYING NOTICE OF CHANGE OF FALCONBRIDGE LIMITED DATED MAY 29, 2006, THE SECOND VARIATION AND ACCOMPANYING NOTICE OF CHANGE OF FALCONBRIDGE LIMITED DATED JUNE 29, 2006 AND THE INSTRUCTIONS SET OUT BELOW BEFORE COMPLETING THIS SPECIAL TRANSACTION FORM.

TO:	MORNEAU SOBECO
AND TO:	FALCONBRIDGE LIMITED

Subject only to the provisions of the Amended Offer regarding withdrawal, the undersigned irrevocably accepts the Amended Offer and authorizes and directs you to deposit, for and on behalf of the undersigned, the number of Falconbridge Common Shares allocated to the undersigned's account in the ESSP set forth below:

    Deposit all Falconbridge Common Shares held in my ESSP account as at the ESSP Expiry Date.

  or

    Deposit             % of the Falconbridge Common Shares held in my ESSP account as at the ESSP Expiry Date.

Name of ESSP Member (please print)	Employee Payroll Number

Inco

ELECTION FOR CASH OR SHARES

        Under the Amended Offer, the undersigned hereby elects to receive one of the following forms of consideration for all of the deposited Falconbridge Common Shares held through the ESSP. Each ESSP Member may elect to receive the Cash Alternative (Choice A) OR the Share Alternative (Choice B).

ESSP members may elect only ONE of the choices below:

Choice A — The CASH ALTERNATIVE

ESSP Members who check this box will receive Cdn.$60.20 in cash for each Falconbridge Common Share deposited under this Choice A (subject to proration).

Choice B — The SHARE ALTERNATIVE

ESSP Members who check this box will receive 0.80312 of a common share of Inco ("Inco Common Share")
and Cdn.$0.05 in cash for each Falconbridge Common Share (including fractional shares) deposited under this Choice B (subject to proration).

If an ESSP Member who elects to tender shares fails to elect the Cash Alternative or does not properly elect either the Cash Alternative, on the one hand, or the Share Alternative, on the other hand, with respect to any Falconbridge Common Shares deposited by him or her pursuant to the Amended Offer, such ESSP Member will be deemed to have elected the Share Alternative and will be entitled to receive 0.80312 of an Inco Common Share and Cdn.$0.05 in cash as consideration for each of such ESSP Member's Falconbridge Common Shares, subject to proration.

As described in the Notice of Variation and Extension, the maximum amount of cash consideration available under the Amended Offer is Cdn.$7,080,125,473 and the maximum number of Inco Common Shares issuable under the Amended Offer is 213,077,333 Inco Common Shares. The consideration payable under the Amended Offer will be prorated on each Take-Up Date as necessary to ensure that the total aggregate consideration payable under the Amended Offer and in any Subsequent Acquisition Transaction does not exceed these maximum aggregate amounts and will be based on the number of Falconbridge Common Shares acquired in proportion to the number of Falconbridge Common Shares outstanding on an adjusted fully-diluted basis, as set forth in the Inco Notice of Variation and Extension. If all Falconbridge Shareholders elect the Cash Alternative or all Falconbridge Shareholders elect the Share Alternative, an ESSP Member will be entitled to receive Cdn.$18.50 and 0.55676 of an Inco Common Share for each Falconbridge Common Share tendered.

Inco

TAX DEFERRAL ELECTION FOR CANADIAN SHAREHOLDERS

☐
Check this box if you are, (1) an "Eligible Holder" (defined below), and (2) would like to make the joint tax election with the Offeror described in Section 21 of the Inco Offer Circular, "Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Sale Pursuant to the Offer — Exchange of Falconbridge Shares for Cash and Inco Shares — TAX DEFERRED ROLLOVER UNDER THE TAX ACT" in the event that Inco Common Shares are received as partial consideration for such Falconbridge Common Shares. Eligible Holders who check this box and submit this Special Transaction Form to Tender will receive a tax instruction letter from the Depositary. Eligible Holders who check this box and are residents of Quebec will also receive a tax instruction letter from the Depositary for the purposes of making a similar election for Quebec income tax purposes.

The joint tax election can only be made by ESSP Members who are Eligible Holders, and who receive Inco Common Shares as full or partial consideration for their Falconbridge Common Shares. No joint tax election will be made with any other persons.

An "Eligible Holder" means a person who is, or is deemed to be, resident in Canada for purposes of the Income Tax Act (Canada) (the "Tax Act") and who is not exempt from tax under Part I of the Tax Act.

Eligible Holders should note that because of the proration provisions of the Amended Offer, a Shareholder electing the Cash Alternative may receive Inco Common Shares, and a Shareholder electing the Share Alternative may receive more cash than the Cdn.$0.05 per Falconbridge Share provided for under the Share Alternative. Eligible Holders should consult their own advisors as to whether they should make this tax election and (if so) the procedure for doing so. It is the Eligible Holder's responsibility to take the steps required to make a valid tax election.

The undersigned acknowledges receipt of the Amended Offer and the related Notice of Variation and Extension and Falconbridge Notice of Change.

SIGN HERE

Signature of ESSP Member	Dated:	, 2006
(month) (day)

Name of ESSP Member	Work Location of ESSP Member

Inco

Important Legal Information

This communication is being made in respect of Inco Limited's proposed combination with Falconbridge Limited. Inco has filed with the U.S. Securities and Exchange Commission ("SEC") a registration statement on Form F-8 (containing an offer to purchase and a share exchange take-over bid circular) and amendments thereto, and, if required, will file other documents with the SEC in connection with the proposed combination. Falconbridge has filed a Schedule 14D-9F and amendments thereto with the SEC in connection with Inco's offer and has filed and, if required, will file other documents regarding the proposed combination with the SEC.

INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders may obtain copies of the registration statement and Inco's and Falconbridge's SEC filings free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Inco may be obtained free of charge by contacting Inco's media or investor relations departments. Documents filed with the SEC by Falconbridge may be obtained free of charge by contacting Falconbridge's investor relations department.

Filings made by Inco and Falconbridge with Canadian securities regulatory authorities, including filings made in connection with the offer, are available at www.sedar.com.

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EMPLOYEE SHARE SAVINGS PLAN
SPECIAL TRANSACTION FORM TO TENDER FALCONBRIDGE COMMON SHARES TO THE AMENDED OFFER MADE BY INCO
ELECTION FOR CASH OR SHARES
TAX DEFERRAL ELECTION FOR CANADIAN SHAREHOLDERS
SIGN HERE